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                                                                   EXHIBIT(A)(9)
                  LETTERHEAD OF STEAG ELECTRONIC SYSTEMS GMBH

                             FOR IMMEDIATE RELEASE

                                4 February 1999


                    STEAG TO REFILE PRE-MERGER NOTIFICATION
            IN CONNECTION WITH PROPOSED ACQUISITION OF AG ASSOCIATES


                     Tender Offer Expiration Date Unchanged


Essen, Germany

     STEAG Electronic Systems GmbH today announced that, in order to provide the Antitrust Division of the Department of Justice with additional time to complete its review of STEAG's proposed acquisition of AG Associates, Inc. (NASDAQ:
AGAI), STEAG has withdrawn its original Pre-Merger Notification and Report Form and will submit a new Pre-Merger Notification and Report Form on Thursday, February 4, 1999. As a result of the withdrawal and refiling, a new regulatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") will commence today and will expire at 11:59 p.m. New York City time, on February 19, 1999. The scheduled expiration date of STEAG's tender offer for all of the outstanding common stock of AG Associates remains unchanged at 12:00 midnight on February 19, 1999.

     The action was taken after the Antitrust Division asked STEAG and AG Associates voluntarily to supply certain limited information beyond that required to be filed with the Pre-Merger Notification and Report Form. STEAG and AG Associates are in the process of responding to the request and determined that restarting the 15-calendar day waiting period under the HSR Act was the preferable way to provide the Antitrust Division with an opportunity to complete its review. The original waiting period was scheduled to expire at 11:59 p.m., February 5, 1999.

     On January 22, 1999, STEAG commenced a cash tender offer for all of the outstanding shares of common stock of AG Associates at $5.50 per share. The tender offer is being made pursuant to a previously announced merger agreement between STEAG and AG Associates. The offer is conditioned upon, among other things, the expiration or earlier termination of the applicable waiting period under the HSR Act. STEAG's obligation to purchase any shares of common stock of AG Associates in the tender offer is subject to the valid tender of a number of shares which, when added to the shares owned by STEAG, represent at least 90 percent of AG Associates common stock then outstanding. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, February 19, 1999, unless the offer is extended

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in accordance with the terms of the merger agreement. Corporate Investor
Communications, Inc. is acting as the Information Agent in connection with the offer.

     STEAG Electronic Systems GmbH, through its subsidiaries STEAG AST Electronik and STEAG MicroTech, is a leading supplier of thermal processing equipment and wet processing systems for semiconductor and silicon wafer production. STEAG has over 12 years' experience in the thermal processing equipment industry, with well over 400 thermal processing equipment systems now in production worldwide.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal. Additional copies of such documents can be obtained by contacting the Information Agent at 1-888-206-3388.

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